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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

METROMEDIA INTERNATIONAL GROUP, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

591689104

(CUSIP Number)

WILLIAM F. HARLEY, III
MELLON HBV ALTERNATIVE STRATEGIES LLC
200 PARK AVENUE, SUITE 3300
NEW YORK, NY 10166-3399
TELEPHONE: 212-808-3944

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE OF CONTENTS

ITEM 4. PURPOSE OF TRANSACTION.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
SIGNATURE

CUSIP No. 591689104

1.	Name of Reporting Person: Mellon HBV Alternative Strategies LLC		I.R.S. Identification Nos. of above persons (entities only): 13-4050836

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,282,821

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 7,282,821

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,282,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.74%

14.	Type of Reporting Person (See Instructions): IA,00

2

CUSIP No. 591689104

1.	Name of Reporting Person: Mellon HBV Company, Ltd		I.R.S. Identification Nos. of above persons (entities only): No I.R.S. No. Cayman Islands

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,282,821

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 7,282,821

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,282,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.74%

14.	Type of Reporting Person (See Instructions): CO

3

INTRODUCTORY STATEMENT

     This Statement is a joint filing which constitutes Amendment No. 2, amending Items 4 and 5 to the Schedule 13D filing of Mellon HBV Alternative Strategies LLC (the “Adviser”) and Mellon HBV Company, Ltd., filed on January 5, 2005, in each case with respect to the Common Stock of Metromedia International Group, Inc. (the “Company”).

ITEM 4. PURPOSE OF TRANSACTION.

     The Adviser views Metromedia International Group as an attractive investment for the Funds.

     The Reporting Entities currently have no plans or proposals which relate to or would result in or more of the actions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Entities may at any time reconsider and change their plans and proposals relating to any of the items in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The information on lines 7 to 11 and 13 of the cover page for each Reporting Entity is incorporated herein by reference.

     On February 18, 2005, the Reporting Entities sold 94,990 shares of Common Stock at an average price of $1.36 per share. All of the shares were sold by the Funds for which the Adviser acts as an investment adviser.

     On February 22, 2005, the Reporting Entities sold 30,000 shares of Common Stock at an average price of $1.40 per share. All of the shares were sold by the Funds for which the Adviser acts as an investment adviser.

     On March 10, 2005, the Reporting Entities purchased 50,000 shares of Common Stock at an average price of $1.40 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On March 10, 2005, the Reporting Entities sold 18,400 shares of Common Stock at an average price of $1.58 per share. All of the shares were sold by the Funds for which the Adviser acts as an investment adviser.

     On March 11, 2005, the Reporting Entities sold 200,000 shares of Common Stock at an average price of $1.60 per share. All of the shares were sold by the Funds for which the Adviser acts as an investment adviser.

     On March 14, 2005, the Reporting Entities sold 225,000 shares of Common Stock at an average price of $1.63 per share. All of the shares were sold by the Funds for which the Adviser acts as an investment adviser.

     On March 15, 2005, the Reporting Entities sold 250,000 shares of Common Stock at an average price of $1.71 per share. All of the shares were sold by the Funds for which the Adviser acts as an investment adviser.

     On March 16, 2005, the Reporting Entities sold 175,000 shares of Common Stock at an average price of $1.89 per share. All of the shares were sold by the Funds for which the Adviser acts as an investment adviser.

     On March 21, 2005, the Reporting Entities purchased 40,000 shares of Common Stock at an average price of $1.57 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On March 28, 2005, the Reporting Entities purchased 83,500 shares of Common Stock at an average price of $1.55 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On March 30, 2005, the Reporting Entities purchased 25,000 shares of Common Stock at an average price of $1.58 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On March 31, 2005, the Reporting Entities purchased 112,500 shares of Common Stock at an average price of $1.55 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On March 31, 2005, the Reporting Entities purchased 30,000 shares of Common Stock at an average price of $1.54 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 1, 2005, the Reporting Entities purchased 15,000 shares of Common Stock at an average price of $1.56 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 1, 2005, the Reporting Entities purchased 150,000 shares of Common Stock at an average price of $1.53 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 4, 2005, the Reporting Entities purchased 4,000 shares of Common Stock at an average price of $1.56 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 4, 2005, the Reporting Entities purchased 40,000 shares of Common Stock at an average price of $1.54 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 5, 2005, the Reporting Entities purchased 25,000 shares of Common Stock at an average price of $1.58 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 5, 2005, the Reporting Entities purchased 5,500 shares of Common Stock at an average price of $1.55 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 6, 2005, the Reporting Entities purchased 20,000 shares of Common Stock at an average price of $1.55 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 12, 2005, the Reporting Entities purchased 30,000 shares of Common Stock at an average price of $1.48 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 13, 2005, the Reporting Entities purchased 55,000 shares of Common Stock at an average price of $1.41 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 14, 2005, the Reporting Entities purchased 55,000 shares of Common Stock at an average price of $1.30 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 15, 2005, the Reporting Entities purchased 35,500 shares of Common Stock at an average price of $1.25 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 22, 2005, the Reporting Entities purchased 85,000 shares of Common Stock at an average price of $1.30 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 25, 2005, the Reporting Entities purchased 1,000 shares of Common Stock at an average price of $1.31 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 27, 2005, the Reporting Entities purchased 2,000 shares of Common Stock at an average price of $1.29 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 27, 2005, the Reporting Entities purchased 300,000 shares of Common Stock at an average price of $1.28 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 28, 2005, the Reporting Entities purchased 50,000 shares of Common Stock at an average price of $1.27 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 29, 2005, the Reporting Entities purchased 50,000 shares of Common Stock at an average price of $1.27 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 29, 2005, the Reporting Entities purchased 125,000 shares of Common Stock at an average price of $1.25 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On April 29, 2005, the Reporting Entities purchased 65,000 shares of Common Stock at an average price of $1.26 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On May 2, 2005, the Reporting Entities purchased 68,000 shares of Common Stock at an average price of $1.12 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On May 3, 2005, the Reporting Entities purchased 150,000 shares of Common Stock at an average price of $1.12 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On May 4, 2005, the Reporting Entities purchased 36,400 shares of Common Stock at an average price of $1.05 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On May 5, 2005, the Reporting Entities purchased 137,000 shares of Common Stock at an average price of $1.07 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On May 10, 2005, the Reporting Entities purchased 40,000 shares of Common Stock at an average price of $1.10 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

     On May 13, 2005, the Reporting Entities purchased 264,000 shares of Common Stock at an average price of $1.10 per share. All of the shares were purchased by the Funds for which the Adviser acts as an investment adviser.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct. Pursuant to the authorizations contained in the Initial Statement filed herewith, this filing is signed by Mellon HBV Alternative Strategies LLC on behalf of all Reporting Entities.

Dated: May 16, 2005
MELLON HBV ALTERNATIVE STRATEGIES LLC
	By:	/s/ William F. Harley, III
		Name:	William F. Harley, III
		Title:	President

The undersigned hereby authorizes Mellon HBV Alternative Strategies LLC, in accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), to file, on its behalf any statement on Schedule 13D required to be signed by the undersigned, on Schedule 13D pursuant to Rule 13d-1 under the 1934 Act and any amendment thereto pursuant to Rule 13d-2 under the 1934 Act. The undersigned represents that it is individually eligible to use Schedule 13D, and acknowledges its responsibility for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein. However, the undersigned is not responsible for the completeness or accuracy of the information concerning the other entities making the filing on Schedule 13D unless such undersigned knows or has reason to believe that such information is inaccurate.

Date: May 16, 2005

MELLON HBV COMPANY, LTD

/s/ William F. Harley, III
Name: William F. Harley, III
Title: Director

Annex A

TITLE WITH EACH
NAME AND BUSINESS ADDRESS	MELLON HBV ENTITY
William F. Harley, III	Manager/Director/President
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY 10166-3399

Edward A. Schinik	Manager/Director/Secretary,
c/o Mellon HBV Alternative Strategies LLC	Treasurer
200 Park Avenue, Suite 3300
New York, NY 10166-3399

John J. Nagorniak	Manager/Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY 10166-3399

Patrick Sheppard	Manager/Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY 10166-3399

Francis D. Antin	Manager/Director
c/o Mellon HBV Alternative Strategies LLC
200 Park Avenue, Suite 3300
New York, NY 10166-3399

Each of the above individuals is a citizen of the United States